October 14, 2009

VIA EDGAR

Peggy Kim, Esq.

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	RadiSys Corporation
Schedule TO-I
Filed October 5, 2009
File No. 5-45775

Dear Ms. Kim:

This letter sets forth the responses of RadiSys Corporation (the “Company”) to your letter dated October 13, 2009 (the “Comment Letter”) containing the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Schedule TO-I, filed October 5, 2009 (the “Schedule TO”). For your convenience, we have included the Staff’s comments below and have numbered the Company’s responses accordingly. In addition, we are enclosing an Amendment No. 1 (“Amendment No. 1”) to the Company’s Schedule TO, including Exhibit (a)(1)(A) thereto (Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options, dated October 5, 2009, as amended on October 14, 2009 (“Offer to Exchange”)) and Exhibit (a)(1)(K) thereto, which was transmitted to the Commission today and filed via the EDGAR system. The terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Offer to Exchange.

Schedule TO

Item 10. Financial Statements

Comment No. 1

Please revise to clarify that you are referring to your annual report for the fiscal year ended December 31, 2008 filed on March 6, 2009.

Response to Comment No. 1:

In response to the Staff’s comment, we have revised the disclosure in Item 10 of Schedule TO to clarify that we are referring to our annual report for the fiscal year ended December 31, 2008 filed on March 6, 2009.

Offer to Purchase

Comment No. 2

We note that you are relying upon the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). One of the conditions of that exemptive order is that the securities offered in the exchange offer will be issued under an employee benefit plan and the offer is conducted for compensatory purposes. Please advise us of the compensatory purpose for excluding employees located in the Netherlands and Israel.

Response to Comment 2:

We respectfully advise the Staff that we believe exclusion of employees in the Netherlands and Israel is permissible under the Commission’s March 21, 2001 Global Exemptive Order (the “Exemptive Order”) because all of the enumerated requirements of the Exemptive Order are met:

1. the Company is eligible to use Form S-8, the options subject to the exchange offer were issued under an “employee benefit plan” as defined in Rule 405 under the Securities Act of 1933, as amended, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

2. the exchange offer is being conducted for compensatory purposes;

3. the Company has disclosed in the Offer to Exchange the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

4. except as exempted in the Exemptive Order, the Company complies with Rule 13e-4.

Our goal is to provide our employees throughout the world with competitive compensation arrangements that are designed to reward, motivate and incentivize our employees. However, our compensation policies, programs and practices for employees are not uniform across all jurisdictions. In some cases, our compensation policies, programs and practices vary due to local custom, local tax or regulatory requirements, differences in competitive compensation and benefit arrangements or the costs of administering certain compensation and benefit arrangements in a particular jurisdiction. As a result, our employees in a particular jurisdiction routinely have compensation packages with components that differ in form, type and amount from employees in other jurisdictions. Accordingly, the implementation of or changes in certain compensation arrangements for employees in a particular jurisdiction have not historically been implemented for employees in all other jurisdictions.

In considering and approving the exchange program, the Compensation and Development Committee (the “Compensation Committee”) of our Board of Directors believed that the program would foster retention of our valuable employees and engage key employees in our future success. The Compensation Committee, in exercising its discretion and its business judgment in making decisions regarding compensation matters, decided to exclude employees in the Netherlands and Israel from the program.

All of the options excluded from the program had been granted to employees in the Netherlands and Israel, where compliance with local tax, legal or regulatory requirements either prevented the program from being conducted on its terms without significant delay or were unduly burdensome and would frustrate our compensation programs and policies with respect to those employees. The Compensation Committee believed that it was critical for the retention and motivation of its key employees to commence the program as soon as possible. Additionally, the Compensation Committee decided to exclude employees in the Netherlands and Israel from the program because our operations in those jurisdictions are limited and the Compensation Committee did not believe that making the program available to employees in those jurisdictions was necessary to further our compensation policies.

Accordingly, the Compensation Committee, in its discretion and business judgment, believed that its existing compensation policies and practices applicable to employees in the Netherlands and Israel already provide appropriate incentives, and therefore, making the program available to those employees was not necessary in furtherance of our compensation objectives.

We believe that the determination of the Compensation Committee to differentiate between employees located in the Netherlands and Israel in the adoption and administration of our compensation and benefit programs is within the Compensation Committee’s discretion and authority. We further believe that the decision made by the Compensation Committee with respect to the exclusion of employees in the Netherlands and Israel from the program is consistent with that discretion and authority. Additionally, the

RadiSys Corporation 5445 NE Dawson Creek Drive Hillsboro, OR 97124 Tel: (503) 615-1100 Fax: (503) 615-1150 www.radisys.com	2

decision by the Compensation Committee to exclude employees in the Netherlands and Israel from the program is consistent with other decisions that the Compensation Committee and we routinely have made in the past and continue to make that often result in the payment of different forms, types and amounts of compensation to our employees depending on their jurisdiction of employment. The decision to exclude employees in the Netherlands and Israel from the program is also consistent with our current compensation policies and programs. Moreover, we believe the exclusion of employees in the Netherlands and Israel from the program is permissible under the Exemptive Order, which specifically provides that “Issuers conducting these exchange offers often want the ability to treat option holders differently in order to accomplish their compensation objectives... . This exemption eliminates the limitations that the all holders and best price rules place on issuers’ ability to structure exchange offers in a manner consistent with their compensation policies and practices. The Division believes that these exchange offers do not present the same concerns caused by discriminatory treatment among security holders that Rules 13e-4(f)(8)(i) and (ii) were intended to address.”

How do I participate in the exchange offer, page 2

Comment No. 3

In your response letter, please tell us how you distributed the Offer to Exchange document to your employees. Since the primary means is electronic, please tell us whether the offer materials were distributed only via e-mail. If so, please explain why you believe this method of dissemination is appropriate under the circumstances of this exchange offer, taking into consideration the characteristics of the subject security holders and your normal means of communicating with your employees. For example, refer to section IV(1) in SEC Release 33-7288. We note your disclosure that if an employee does not access to the exchange offer website, the employee may request a paper election form. This statement suggests that the exchange offer could be made to employees who do not routinely receive corporate communications via the internet. Please advise.

Response to Comment No. 3:

We respectfully advise the Staff that the Offer to Exchange materials were delivered to substantially all of our employees by email. Eligible employees received an email from our Chief Financial Officer the day we launched the exchange offer (Exhibits (a)(1)(B) and (C) to the Company’s Schedule TO) with instructions and password information on how to log onto the Company’s secure, externally hosted exchange offer website: https://www.radisys.equitybenefits.com. All of the exchange offer materials are located on the website.

We believe that distribution by email is appropriate because it is our normal means of communicating with our employees. In fact, email has been the exclusive communication vehicle used by the Company to notify employees of equity award grants for several years. Each equity grant recipient receives an email notifying them of their equity grant and directs them to a secure URL to obtain their award documents. Part of the quality check in this email notification process is ensuring that every equity grant recipient has an email account. Furthermore, we use email to transmit other significant communications such as business announcements and decisions, leadership changes and compliance training notifications.

Our web tool has a tracking function that allows us to monitor eligible employee login and participation statistics. We have or will send reminder emails to eligible employees who have not logged in. Additionally, regular email reminders will be sent to eligible employees who have not logged in to the exchange offer website.

To ensure that employees on leave of absence who may not have access to their RadiSys email account received notification of the exchange offer, we sent a hard copy of the email from our Chief Financial Officer the day we launched the exchange offer via mail to the employee’s home address on file in our human resources database.

RadiSys Corporation 5445 NE Dawson Creek Drive Hillsboro, OR 97124 Tel: (503) 615-1100 Fax: (503) 615-1150 www.radisys.com	3

Once an employee enters the exchange offer website, the employee has access to all of the exchange offer materials. (Note that the website is externally hosted so that employees can access the website at home or at work.) The ‘Welcome’ page sets forth the steps to exchange options, including reviewing the ‘Learn’ page and the documents provided by links on the ‘Learn’ page. The web tool also contains tabs at the beginning of each page to permit the employee to go directly to any one of the major documents, such as the Offer to Exchange or the Schedule TO. The website was designed in a manner in which, if an eligible employee were to sequentially click through each of the pages, he or she would first see and have access to the clearly-identified hyperlink to the Offer to Exchange before and while accessing the page containing the election form. In addition, prior to electing to exchange Eligible Options, each eligible employee must acknowledge the terms of election of the program. One of the terms of election requires that the eligible employee acknowledge receipt of the Offer to Exchange. Employees can access the offer materials at any time during the process, including returning to the ‘Welcome’ page anytime during the process. The Company believes that having a web tool that includes all of the information and documentation available related to the stock option exchange program at the same place the employee makes the election to exchange options, ensures that employees have access to the offer materials.

Any employee who receives paper copies of the exchange offer materials also receives the Offer to Exchange and the election form at the same time.

Extension of Offer; Termination; Amendment, page 38

Comment No. 4

We note that you intend to give oral or written notice of an extension. Please revise to comply with Rule 14e-1(d) which requires that notice of an extension be in writing.

Response to Comment No. 4:

In response to the Staff’s comment, we have revised the disclosure on page 38 of the Offer to Exchange, filed as Exhibit (a)(1)(A) to Amendment No. 1, to provide that we will give written notice of any extension.

Comment No. 5

Please revise to clarify that you will extend the offer period so that at least five business days remain in the offer from the date the material change is first published, sent or given. Refer to SEC Release 34-24296.

Response to Comment No. 5:

In response to the Staff’s comment, we have revised the disclosure on page 38 of the Offer to Exchange, filed as Exhibit (a)(1)(A) to Amendment No. 1, to clarify that we will extend the offer period so that at least five business days remain in the offer from the date the material change is first published, sent or given. We will also send an email to all eligible employees, filed as Exhibit (a)(1)(K) to Amendment No. 1, informing them of such revisions.

*    *    *

In connection with these responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

RadiSys Corporation 5445 NE Dawson Creek Drive Hillsboro, OR 97124 Tel: (503) 615-1100 Fax: (503) 615-1150 www.radisys.com	4

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Amar Budarapu of Baker & McKenzie LLP at (214) 978-3060 or the undersigned at (503) 615-1281 should you have any questions or comments.

Sincerely,

/s/ Brian J. Bronson
Chief Financial Officer

RadiSys Corporation 5445 NE Dawson Creek Drive Hillsboro, OR 97124 Tel: (503) 615-1100 Fax: (503) 615-1150 www.radisys.com	5